355 South Grand Avenue
Los Angeles, California 90071-1560
Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com

FIRM / AFFILIATE OFFICES
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	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
April 22, 2026	Chicago	Paris
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	Dubai	Rome
	Frankfurt	San Diego
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	Hong Kong	Shanghai
	Houston	Silicon Valley
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Milan

VIA EDGAR

Ameen Hamady

Shannon Menjivar

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sunstone Hotel Investors, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2025

Filed on February 27, 2026

Sunstone Hotel Investors, Inc.

Form 8-K

Filed on February 27, 2026

File No. 001-32319

Dear Ameen Hamady and Shannon Menjivar,

On behalf of Sunstone Hotel Investors, Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated April 13, 2026, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2025 and Current Report on Form 8-K filed on February 27, 2026 (the “Form 8-K”). For your convenience, the Staff’s comments are set forth below in italics, followed by the Company’s responses.

Comment

Form 8-K: Exhibit 99.1 Unaudited Selected and Financial Data, page 2

1.

We note your presentation of Adjusted FFO Attributable to Common Stockholders per Diluted share here and as part of your 2026 Outlook. In future periodic filings, please present with equal or greater prominence the most directly comparable measure calculated in accordance with GAAP for this non-GAAP financial measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Division’s Corporation Finance Interpretations on Non-GAAP Financial Measures.

April 22, 2026

Response

The Company respectfully informs the Staff that in applicable future filings, it will revise its disclosures to present with equal or greater prominence Net Income (Loss) Attributable to Common Stockholders per Diluted Share, which is the most directly comparable measure calculated in accordance with GAAP. Set forth in Exhibit A hereto is a copy of the earnings release that was included as an exhibit to the Form 8-K, which has been marked to show the Company’s proposed revisions in response to the Staff’s comment (additions appear in bold underline and deletions in ~~strikethrough~~ font).

*   *   *   *   *

If you have any questions or comments with regard to these responses or other matters, or would like any additional information, please call the undersigned at (213) 891-7421.

Sincerely,

/s/ Steven B. Stokdyk

Steven B. Stokdyk of LATHAM & WATKINS LLP

cc:	Aaron R. Reyes, Executive Vice President & Chief Financial Officer, Sunstone Hotel Investors, Inc.

Brent T. Epstein, Latham & Watkins LLP

April 22, 2026

EXHIBIT A

[Redline of earnings release attached]

Exhibit 99.1

For Additional Information:

Aaron Reyes

Sunstone Hotel Investors, Inc.

(949) 382-3018

SUNSTONE HOTEL INVESTORS REPORTS RESULTS FOR FOURTH QUARTER AND FULL YEAR 2025

Returned Over $170 Million to Common Stockholders in 2025 Through Dividends and Share Repurchases

Restores $500 Million Repurchase Authorization

ALISO VIEJO, CA – February 27, 2026 – Sunstone Hotel Investors, Inc. (the “Company” or “Sunstone”) (NYSE: SHO) today announced results for the fourth quarter and full year ended December 31, 2025.

Fourth Quarter 2025 Operational Results (as compared to Fourth Quarter 2024):

•	Net Income: Net income attributable to common stockholders was $3.2~~7.2~~ million, or $0.02 per diluted share, as compared to a net loss of $3.1~~0.8~~ million, or a loss of $0.02 per diluted share.

•	Total Portfolio RevPAR: Total Portfolio RevPAR increased 9.6% to $220.12. The average daily rate was $319.01 and occupancy was 69.0%.

•	Adjusted EBITDAre: Adjusted EBITDAre increased 17.6% to $56.6 million.

•	Adjusted FFO: Adjusted FFO attributable to common stockholders per diluted share increased 25.0% to $0.20.

Full Year 2025 Operational Results (as compared to Full Year 2024):

•

Net Income: Net income attributable to common stockholders was $~~24.6~~8.5 million, or $0.04 per diluted share, as compared to $~~43.3~~28.0 million, or $0.14 per diluted share. Excluding the loss on the sale of the Hilton New Orleans St. Charles in June 2025, net income attributable to common stockholders for the full year 2025 would have been $~~33.3~~17.2 million, or $0.09 per diluted share.

•	Total Portfolio RevPAR: Total Portfolio RevPAR increased 3.8% to $225.12. The average daily rate was $317.07 and occupancy was 71.0%.

•	Adjusted EBITDAre: Adjusted EBITDAre increased 3.0% to $236.6 million.

•	Adjusted FFO: Adjusted FFO attributable to common stockholders per diluted share increased 7.5% to $0.86.

Information regarding the non-GAAP financial measures disclosed in this release is provided below in “Non-GAAP Financial Measures.” Reconciliations of non-GAAP financial measures to the most comparable GAAP measure for each of the periods presented are included later in this release.

Bryan A. Giglia, Chief Executive Officer, stated, “Our portfolio outperformed our expectations in the fourth quarter delivering impressive Total RevPAR growth of 12.5% as the benefit of our recent investment activity added to generally broad-based strength across our portfolio. We were particularly encouraged by stronger performance at Andaz Miami Beach and Wailea Beach Resort which saw robust demand over the festive period with the momentum continuing into 2026.”

Mr. Giglia continued, “While macroeconomic uncertainty and other factors impeded industry growth in 2025, we nevertheless had a productive year at Sunstone. We recycled out of a lower growth hotel and used the proceeds to accretively repurchase our stock, debuted Andaz Miami Beach, completed other capital investments intended to drive future growth, and returned over $170 million to our shareholders through share repurchases and dividends. While we see reasons to be optimistic about the year ahead, we remain cautious and know the operating environment can be impacted, both positively and negatively, by events outside of our control. In 2026, we will continue to execute our strategy of recycling capital, investing in our portfolio, and returning capital to shareholders while working to address the valuation discount at which we trade. We have an exceptional portfolio with meaningful growth potential, a flexible balance sheet with optionality, a nimble size that allows us to pivot among the most accretive capital allocation opportunities, and a singular focus to realize the embedded value of our portfolio for our shareholders.”

Unaudited Selected Statistical and Financial Data ($ in millions, except RevPAR, ADR and per share amounts).

	Quarter Ended December 31,				Year Ended December 31,
	2025	2024	Change		2025	2024	Change
Net Income	$7.2	$0.8	763.3%		$24.6	$43.3	(43.2)%
Net Income (Loss) Attributable to Common Stockholders	$3.2	$(3.1)	204.4%		$8.5	$28.0	(69.8)%
Net Income (Loss) Attributable to Common Stockholders per Diluted Share	$0.02	$(0.02)	200.0%		$0.04	$0.14	(71.4)%
Total Portfolio Operating Statistics (1)
RevPAR	$220.12	$200.75	9.6%		$225.12	$216.86	3.8%
Occupancy	69.0%	65.1%	390	bps	71.0%	68.7%	230	bps
Average Daily Rate	$319.01	$308.37	3.5%		$317.07	$315.66	0.4%
Total Portfolio Operating Statistics, excluding Andaz Miami Beach (2)
RevPAR	$218.07	$209.38	4.2%		$229.94	$225.31	2.1%
Occupancy	69.1%	67.9%	120	bps	72.7%	71.3%	140	bps
Average Daily Rate	$315.59	$308.37	2.3%		$316.28	$316.00	0.1%
Total Portfolio Hotel Adjusted EBITDAre Margin, excluding Andaz Miami Beach (2)	25.5%	23.3%	220	bps	26.7%	26.3%	40	bps
Adjusted EBITDAre	$56.6	$48.1	17.6%		$236.6	$229.7	3.0%
Adjusted FFO Attributable to Common Stockholders	$38.9	$32.0	21.4%		$167.8	$163.0	3.0%
Adjusted FFO Attributable to Common Stockholders per Diluted Share	$0.20	$0.16	25.0%		$0.86	$0.80	7.5%

(1)	Includes the 14 hotels owned by the Company as of December 31, 2025, and includes prior ownership results for the Hyatt Regency San Antonio Riverwalk, acquired by the Company in April 2024.
(2)

Includes the 14 hotels owned by the Company as of December 31, 2025, with the exception of Andaz Miami Beach due to its renovation activity during 2025 and 2024. Includes prior ownership results for the Hyatt Regency San Antonio Riverwalk, acquired by the Company in April 2024.

The Company’s actual results for 2025 compare to its guidance previously provided as follows:

Metric ($ in millions, except per share data)	Full Year 2025 Guidance (1)	Full Year 2025 Actual Results	Performance Relative to Prior Guidance Midpoint
Net Income	$14 to $28	$25	+ $4
Total Portfolio RevPAR Growth (2)	3.0% to 5.0%	3.8%	- 20 bps
Total Portfolio RevPAR Growth, excluding Andaz Miami Beach (2)	1.0% to 3.0%	2.1%	+ 10 bps
Adjusted EBITDAre	$226 to $240	$237	+ $4
Adjusted FFO Attributable to Common Stockholders	$156 to $170	$168	+ $5
Adjusted FFO Attributable to Common Stockholders per Diluted Share	$0.80 to $0.87	$0.86	+ $0.02
Diluted Weighted Average Shares Outstanding	195,000,000	194,452,000	- 548,000

(1)	Reflects guidance presented on November 7, 2025.
(2)	RevPAR Growth reflects comparison to full year 2024.

2025 Highlights

Andaz Miami Beach. In May 2025, the Company opened Andaz Miami Beach, following a complete transformation of the property. The fully renovated luxury resort had a strong finish in 2025 and is expected to generate meaningful earnings growth for the Company in 2026 during its first full year of operations. Later this year, the resort will introduce Olazul, a members only beach club and will also debut Bazaar Meat, a signature dining destination by José Andrés Group. In addition to substantial earnings growth in 2026, the Company expects Andaz Miami Beach will contribute further to earnings in 2027 and 2028 as it ramps up and stabilizes.

Hilton New Orleans St. Charles Disposition. In June 2025, the Company sold the 252-room Hilton New Orleans St. Charles for a gross sale price of $47.0 million. The sale price represented an 8.7% cap rate on the hotel’s prior year earnings or a 6.6% cap rate inclusive of the Company’s estimate of near-term capital expenditures. The Company utilized proceeds received from the sale to accretively repurchase shares of its common stock.

Stock Repurchase Program. During 2025, the Company repurchased an aggregate amount of $103.6 million, before expenses, of its common and preferred stock. In addition, from the start of this year through February 26, 2026, the Company has allocated an additional $7.5 million, before expenses, into repurchases of its common and preferred stock. The Company believes this repurchase activity has been done on a discounted basis and generated significant value for its shareholders.

•

Common stock: During 2025, the Company repurchased 11,589,722 shares at an average purchase price per share of $8.83 for a total repurchase amount before expenses of $102.4 million. From the start of this year through February 26, 2026, the Company has repurchased 639,355 shares at an average purchase price per share of $8.88 for a total repurchase amount before expenses of $5.7 million. Since the beginning of 2022, the Company has deployed approximately $300 million and repurchased 31.2 million shares of its common stock, representing over 14% of shares outstanding at the start of the period, at an average purchase price of $9.60 per share. The average purchase price per share represents a substantial discount to consensus estimates of net asset value and implies a highly attractive valuation multiple on the Company’s stabilized cash flow.

•

Series H Cumulative Redeemable Preferred Stock: During 2025, the Company repurchased 54,097 shares at an average purchase price per share of $20.28 for a total repurchase amount before expenses of $1.1 million. From the start of this year through February 26, 2026, the Company has repurchased 90,459 shares at an average purchase price per share of $20.69 for a total repurchase amount before expenses of $1.9 million. The 2025 and 2026 average repurchase price of $20.54 per share reflects an 18% discount to the preferred stock liquidation value.

•

Series I Cumulative Redeemable Preferred Stock: During 2025, the Company repurchased 9,027 shares at an average purchase price per share of $19.25 for a total repurchase amount before expenses of $0.2 million. The average repurchase price per share reflects a 23.0% discount to the preferred stock liquidation value.

Amended and Restated Credit Agreement. In September 2025, the Company completed its Third Amended and Restated Credit Agreement (the “Amended Credit Agreement”), which provides for an aggregate borrowing capacity of $1.35 billion, and allowed the Company to address all near term maturities, extend the duration of the remaining in-place loans, and further strengthen the Company’s balance sheet. Inclusive of extension options, loans under the Amended Credit Agreement mature at various points in 2030 and 2031 but are freely prepayable at any time. In connection with the new facilities, the Company entered into a series of interest rate swaps to lower its borrowing cost and better manage interest rate risk.

Recent Developments

Stock Repurchase Program Reauthorization. In February 2026, Sunstone’s Board of Directors reauthorized the Company’s stock repurchase program which allows the Company to acquire up to $500.0 million of its common and preferred stock. The authorization has no stated expiration and future repurchases under the program will depend on various factors including the Company’s capital needs, other capital allocation opportunities available to the Company, and the price of the Company’s common and preferred stock. Including repurchase activity completed subsequent to the reauthorization, the Company currently has nearly $500.0 million remaining under the new authorization.

Delayed-Draw and Series A Senior Notes Repayment. In January 2026, the Company drew the remaining $90.0 million available under its $275.0 million delayed-draw term loan facility and used a majority of the proceeds received to repay the $65.0 million balance of the Series A Senior Notes at their scheduled maturity. Following this repayment, the Company has no debt maturities until 2028.

Corporate Responsibility Report. In February 2026, the Company published its 2025 Corporate Responsibility Report. The report includes details on Sunstone’s progress related to its environmental sustainability, social responsibility and corporate governance initiatives during 2024, as well as details of the Company’s performance towards its 2035 environmental targets. A copy of the report can be found on the Corporate Responsibility page of the Company’s website at www.sunstonehotels.com.

Balance Sheet and Liquidity Update

As of December 31, 2025, the Company had $185.7 million of cash and cash equivalents, including restricted cash of $76.5 million, total assets of $3.0 billion, including $2.8 billion of net investments in hotel properties, total debt of $930.0 million and stockholders’ equity of $1.9 billion.

Capital Investments Update

The Company invested $29.4 million and $103.0 million into its portfolio during the fourth quarter and year ended December 31, 2025, respectively. The majority of the investment consisted of the completion of the Andaz Miami Beach transformation, the room renovation at Wailea Beach Resort, and renovations of the meeting spaces at Hyatt Regency San Antonio Riverwalk and Hilton San Diego Bayfront. The Company currently expects to invest approximately $95 million to $115 million into its portfolio in 2026, with a majority of the investment related to the ongoing renovation of the meeting space at Hilton San Diego Bayfront, renovation work at Oceans Edge Resort & Marina, and various other projects across the remaining hotels in the portfolio.

2026 Outlook

The Company’s 2026 outlook is based on Management’s expectations and information available as of the date of this release. Changes in economic policies, changes in the health of the economy, or changes in business and consumer sentiment, among other factors, could lead to revisions to the Company’s outlook or cause the Company to withdraw its outlook altogether. For the full year 2026, the Company currently expects:

Metric ($ in millions, except per share data)	Year Ended December 31, 2026 Guidance (1)
Net Income	$21 to $46
Net Income Attributable to Common Stockholders per Diluted Share	$0.02 to $0.16
RevPAR Growth (2)	4.0% to 7.0%
Total RevPAR Growth (2)	3.5% to 6.5%
Adjusted EBITDAre	$225 to $250
Adjusted FFO Attributable to Common Stockholders	$153 to $178
Adjusted FFO Attributable to Common Stockholders per Diluted Share	$0.81 to $0.94
Diluted Weighted Average Shares Outstanding	190,000,000

(1)	Detailed reconciliations of Net Income to non-GAAP financial measures are provided later in this release.
(2)

RevPAR and Total RevPAR Growth reflect comparisons to full year 2025 and include all 14 hotels owned by the Company. Andaz Miami Beach is expected to contribute approximately 400 basis points of RevPAR and Total RevPAR growth.

Full year 2026 guidance is based in part on the following full year assumptions:

•	Full year interest and other income of approximately $3 million to $4 million.

•	Full year corporate overhead expense (excluding deferred stock amortization) of approximately $20 million to $21 million.

•	Full year interest expense of approximately $53 million to $56 million, including approximately $4 million in amortization of deferred financing costs.

•	Full year preferred stock dividends of approximately $16 million to $17 million, which includes the Series G, H, and I cumulative redeemable preferred stock.

Dividend Update

On February 26, 2026, the Company’s Board of Directors authorized a cash dividend of $0.09 per share of its common stock. The Company’s Board of Directors also authorized cash dividends of $0.382813 per share payable to its Series H cumulative redeemable preferred stockholders, and $0.356250 per share payable to its Series I cumulative redeemable preferred stockholders. The common and preferred dividends will be paid on April 15, 2026 to stockholders of record as of March 31, 2026.

The Company currently expects to continue to pay a quarterly cash common dividend throughout 2026. The level of any future quarterly dividends will be determined by the Company’s Board of Directors after considering long-term operating projections, expected capital requirements, and risks affecting the Company’s business.

Supplemental Disclosures

Contemporaneous with this release, the Company has furnished a Form 8-K with unaudited financial information. This additional information is being provided as a supplement to the information in this release and other filings with the SEC. The Company has no obligation to update any of the information provided to conform to actual results or changes in the Company’s portfolio, capital structure or future expectations.

Earnings Call

The Company will host a conference call to discuss fourth quarter and full year 2025 results on February 27, 2026, at 12:00 p.m. Eastern Time (9:00 a.m. Pacific Time). A live webcast of the call will be available via the Investor Relations section of the Company’s website at www.sunstonehotels.com. Alternatively, interested parties may dial 1-800-715-9871 and reference conference ID 1026321 to listen to the live call. A transcript of the webcast will also be archived on the website.

About Sunstone Hotel Investors, Inc.

Sunstone Hotel Investors, Inc. is a lodging real estate investment trust (“REIT”) that as of the date of this release owns 14 hotels comprised of approximately 7,000 rooms, the majority of which are operated under nationally recognized brands. Sunstone’s strategy is to create long-term stakeholder value through the acquisition, active ownership, and disposition of well-located hotel and resort real estate. For further information, please visit Sunstone’s website at www.sunstonehotels.com. The Company’s website is provided as a reference only and any information on the website is not incorporated by reference in this release.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws and regulations. These forward-looking statements are identified by their use of terms and phrases such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” “will” and other similar terms and phrases, including opinions, references to assumptions and forecasts of future results. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results to differ materially from those anticipated at the time the forward-looking statements are made. These risks, uncertainties, and other factors include, but are not limited to, those described in the sections entitled “Special Note Regarding Forward-Looking Statements,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s 2025 Annual Report on Form 10-K, which will be filed with the Securities and Exchange Commission on February 27, 2026, and other risks and uncertainties associated with the Company’s business described in its filings with the Securities and Exchange Commission. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the expectations will be attained or that any deviation will not be material. All forward-looking information provided herein is as of the date of this release, and the Company undertakes no obligation to update any forward-looking statement to conform the statement to actual results or changes in the Company’s expectations.

This release should be read together with the consolidated financial statements and notes thereto included in our most recent reports on Form 10-K and Form 10-Q. Copies of these reports are available on our website at www.sunstonehotels.com and through the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”) at www.sec.gov.

Non-GAAP Financial Measures

We present the following non-GAAP financial measures that we believe are useful to investors as key supplemental measures of our operating performance: earnings before interest expense, taxes, depreciation and amortization for real estate, or EBITDAre; Adjusted EBITDAre (as defined below); funds from operations attributable to common stockholders, or FFO attributable to common stockholders; Adjusted FFO attributable to common stockholders (as defined below); hotel Adjusted EBITDAre; and hotel Adjusted EBITDAre margins. These measures should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. In addition, our calculation of these measures may not be comparable to other companies that do not define such terms exactly the same as us. These non-GAAP measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to net income (loss), cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure.

We present EBITDAre in accordance with guidelines established by the National Association of Real Estate Investment Trusts (“Nareit”), as defined in its September 2017 white paper “Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate.” We believe EBITDAre is a useful performance measure to help investors evaluate and compare the results of our operations from period to period in comparison to our peers. Nareit defines EBITDAre as net income (calculated in accordance with GAAP) plus interest expense, income tax expense, depreciation and amortization, gains or losses on the disposition of depreciated property (including gains or losses on change in control), impairment write-downs of depreciated property and of investments in unconsolidated affiliates caused by a decrease in the value of depreciated property in the affiliate, and adjustments to reflect the entity’s share of EBITDAre of unconsolidated affiliates.

We make additional adjustments to EBITDAre when evaluating our performance because we believe that the exclusion of certain additional items described below provides useful information to investors regarding our operating performance, and that the presentation of Adjusted EBITDAre, when combined with the primary GAAP presentation of net income, is beneficial to an investor’s complete understanding of our operating performance. In addition, we use both EBITDAre and Adjusted EBITDAre as measures in determining the value of hotel acquisitions and dispositions.

We believe that the presentation of FFO attributable to common stockholders provides useful information to investors regarding our operating performance because it is a measure of our operations without regard to specified noncash items such as real estate depreciation and amortization, any real estate impairment loss and any gain or loss on sale of real estate assets, all of which are based on historical cost accounting and may be of lesser significance in evaluating our current performance. Our presentation of FFO attributable to common stockholders conforms to Nareit’s definition of “FFO applicable to common shares.” Our presentation may not be comparable to FFO reported by other REITs that do not define the terms in accordance with the current Nareit definition, or that interpret the current Nareit definition differently than we do.

We also present Adjusted FFO attributable to common stockholders when evaluating our operating performance because we believe that the exclusion of certain additional items described below provides useful supplemental information to investors regarding our ongoing operating performance and may facilitate comparisons of operating performance between periods and our peer companies.

We adjust EBITDAre and FFO attributable to common stockholders for the following items, which may occur in any period, and refer to these measures as either Adjusted EBITDAre or Adjusted FFO attributable to common stockholders:

•

Amortization of deferred stock compensation: we exclude the noncash expense incurred with the amortization of deferred stock compensation as this expense is based on historical stock prices at the date of grant to our corporate employees and does not reflect the underlying performance of our hotels.

•

Amortization of contract intangibles: we exclude the noncash amortization of any favorable or unfavorable contract intangibles recorded in conjunction with our hotel acquisitions. We exclude the noncash amortization of contract intangibles because it is based on historical cost accounting and is of lesser significance in evaluating our actual performance for the current period.

•

Gains or losses from debt transactions: we exclude the effect of finance charges and premiums associated with the extinguishment of debt, including the acceleration of deferred financing costs from the original issuance of the debt being redeemed or retired because, like interest expense, their removal helps investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure.

•

Cumulative effect of a change in accounting principle: from time to time, the FASB promulgates new accounting standards that require the consolidated statement of operations to reflect the cumulative effect of a change in accounting principle. We exclude these one-time adjustments, which include the accounting impact from prior periods, because they do not reflect our actual performance for that period.

•

Other adjustments: we exclude other adjustments that we believe are outside the ordinary course of business because we do not believe these costs reflect our actual performance for the period and/or the ongoing operations of our hotels. Such items may include: lawsuit settlement costs; the write-off of development costs associated with abandoned projects; property-level restructuring, severance, and management transition costs; pre-opening costs associated with extensive renovation projects; debt resolution costs; lease terminations; property insurance restoration proceeds or uninsured losses; and other nonrecurring identified adjustments.

In addition, to derive Adjusted EBITDAre, we exclude the amortization of our right-of-use assets and related lease obligations as these expenses are based on historical cost accounting and do not reflect the actual rent amounts due to the respective lessors or the underlying performance of our hotels. We also exclude the effect of gains and losses on the disposition of undepreciated assets because we believe that including them in Adjusted EBITDAre is not consistent with reflecting the ongoing performance of our assets.

To derive Adjusted FFO attributable to common stockholders, we also exclude the noncash interest on our derivatives as we believe that these items are not reflective of our ongoing finance costs. Additionally, we exclude the real estate amortization of our right-of-use assets and related lease obligations (with the exception of our corporate operating lease) as these expenses are based on historical cost accounting and do not reflect the actual rent amounts due to the respective lessors or the underlying performance of our hotels. We also exclude gains or losses on the redemptions or repurchases of preferred stock, changes to deferred tax assets, liabilities or valuation allowances, and income tax benefits or provisions associated with the application of net operating loss carryforwards, uncertain tax positions or with the sale of assets.

In presenting hotel Adjusted EBITDAre and hotel Adjusted EBITDAre margins, miscellaneous non-hotel items have been excluded. We believe the calculation of hotel Adjusted EBITDAre results in a more accurate presentation of the hotel Adjusted EBITDAre margins for our hotels, and that these non-GAAP financial measures are useful to investors in evaluating our property-level operating performance.

Reconciliations of net income to EBITDAre, Adjusted EBITDAre, FFO attributable to common stockholders, Adjusted FFO attributable to common stockholders, hotel Adjusted EBITDAre and hotel Adjusted EBITDAre margins are set forth in the following pages of this release.

Sunstone Hotel Investors, Inc.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,	December 31,
	2025	2024
ASSETS
Investment in hotel properties, net	$2,771,180	$2,856,032
Operating lease right-of-use assets, net	4,418	8,464
Cash and cash equivalents	109,189	107,199
Restricted cash	76,531	73,078
Accounts receivable, net	33,662	34,109
Prepaid expenses and other assets, net	34,025	27,757

Total assets	$3,029,005	$3,106,639

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
Debt, net of unamortized deferred financing costs	$918,086	$841,047
Operating lease obligations	7,348	12,019
Accounts payable and accrued expenses	63,146	52,722
Dividends and distributions payable	22,975	24,137
Other liabilities	72,832	72,694

Total liabilities	1,084,387	1,002,619

Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value, 100,000,000 shares authorized:
Series G Cumulative Redeemable Preferred Stock, 2,650,000 shares issued and outstanding at both December 31, 2025 and 2024, stated at liquidation preference of $25.00 per share	66,250	66,250
6.125% Series H Cumulative Redeemable Preferred Stock, 4,545,903 shares issued and outstanding at December 31, 2025 and 4,600,000 shares issued and outstanding at December 31, 2024, stated at liquidation preference of $25.00 per share	113,648	115,000
5.70% Series I Cumulative Redeemable Preferred Stock, 3,990,973 shares issued and outstanding at December 31, 2025 and 4,000,000 shares issued and outstanding at December 31, 2024, stated at liquidation preference of $25.00 per share	99,774	100,000
Common stock, $0.01 par value, 500,000,000 shares authorized, 189,709,516 shares issued and outstanding at December 31, 2025 and 200,824,993 shares issued and outstanding at December 31, 2024	1,897	2,008
Additional paid in capital	2,298,398	2,395,702
Distributions in excess of retained earnings	(635,349)	(574,940)

Total stockholders’ equity	1,944,618	2,104,020

Total liabilities and stockholders’ equity	$3,029,005	$3,106,639

Sunstone Hotel Investors, Inc.

Consolidated Statements of Operations

(In thousands, except per share data)

	Quarter Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
	(unaudited)
Revenues
Room	$142,177	$133,191	$582,669	$559,061
Food and beverage	69,107	59,650	278,680	256,222
Other operating	25,682	21,929	98,777	90,526

Total revenues	236,966	214,770	960,126	905,809

Operating expenses
Room	39,422	36,020	158,694	146,369
Food and beverage	49,088	44,497	199,654	182,840
Other operating	6,429	5,170	25,136	23,323
Advertising and promotion	13,525	13,854	54,283	52,180
Repairs and maintenance	10,209	9,144	39,723	35,927
Utilities	6,890	6,667	28,514	26,576
Franchise costs	4,726	4,656	18,499	18,391
Property tax, ground lease and insurance	19,036	18,535	76,461	77,221
Other property-level expenses	29,164	28,388	117,348	110,833
Corporate overhead	7,369	5,787	31,590	29,050
Depreciation and amortization	34,180	32,666	134,508	124,507

Total operating expenses	220,038	205,384	884,410	827,217

Interest and other income	3,940	1,873	10,964	13,179
Interest expense	(13,707)	(10,440)	(52,965)	(50,125)
(Loss) gain on sale of assets, net	—	—	(8,751)	457
(Loss) gain on extinguishment of debt	—	—	(180)	59

Income before income taxes	7,161	819	24,784	42,162
Income tax benefit (provision), net	56	17	(216)	1,100

Net income	7,217	836	24,568	43,262
Preferred stock dividends, net of gain on repurchases	(3,985)	(3,931)	(16,110)	(15,228)

Income (loss) attributable to common stockholders	$3,232	$(3,095)	$8,458	$28,034

Basic and diluted per share amounts:
Basic and diluted income (loss) attributable to common stockholders per common share	$0.02	$(0.02)	$0.04	$0.14

Basic weighted average common shares outstanding	189,172	200,185	193,613	201,739

Diluted weighted average common shares outstanding	189,723	200,185	194,316	202,642

Distributions declared per common share	$0.09	$0.09	$0.36	$0.34

Sunstone Hotel Investors, Inc.

Reconciliation of Net Income to Non-GAAP Financial Measures

(Unaudited and in thousands)

Reconciliation of Net Income to EBITDAre and Adjusted EBITDAre

	Quarter Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net income	$7,217	$836	$24,568	$43,262
Depreciation and amortization	34,180	32,666	134,508	124,507
Interest expense	13,707	10,440	52,965	50,125
Income tax (benefit) provision, net	(56)	(17)	216	(1,100)
Loss (gain) on sale of assets, net	—	—	8,751	(457)

EBITDAre	55,048	43,925	221,008	216,337

Amortization of deferred stock compensation	1,958	2,075	8,699	10,456
Amortization of right-of-use assets and obligations	(167)	(154)	(625)	(425)
Loss (gain) on extinguishment of debt	—	—	180	(59)
Gain on insurance recoveries, net	(277)	(116)	(1,050)	(430)
Pre-opening costs	—	1,181	6,471	2,633
Property-level legal settlement costs	—	1,182	—	1,182
Management transition costs	—	—	1,869	—

Adjustments to EBITDAre, net	1,514	4,168	15,544	13,357

Adjusted EBITDAre	$56,562	$48,093	$236,552	$229,694

Sunstone Hotel Investors, Inc.

Reconciliation of Net Income to Non-GAAP Financial Measures

(Unaudited and in thousands, except per share data)

Reconciliation of Net Income to FFO Attributable to Common Stockholders and

Adjusted FFO Attributable to Common Stockholders

	Quarter Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net income	$7,217	$836	$24,568	$43,262
Preferred stock dividends, net of gain on repurchases	(3,985)	(3,931)	(16,110)	(15,228)
Real estate depreciation and amortization	33,834	32,250	133,112	123,096
Loss (gain) on sale of assets, net	—	—	8,751	(457)

FFO attributable to common stockholders	37,066	29,155	150,321	150,673

Amortization of deferred stock compensation	1,958	2,075	8,699	10,456
Real estate amortization of right-of-use assets and obligations	(137)	(136)	(527)	(517)
Amortization of contract intangibles, net	315	314	1,259	1,147
Noncash interest on derivatives, net	210	(1,635)	878	(540)
Loss (gain) on extinguishment of debt	—	—	180	(59)
Gain on insurance recoveries, net	(277)	(116)	(1,050)	(430)
Pre-opening costs	—	1,181	6,471	2,633
Property-level legal settlement costs	—	1,182	—	1,182
Management transition costs	—	—	1,869	—
Gain on preferred stock repurchases, net	(254)	—	(254)	—
Prior year income tax benefit, net	—	—	—	(1,530)

Adjustments to FFO attributable to common stockholders, net	1,815	2,865	17,525	12,342

Adjusted FFO attributable to common stockholders	$38,881	$32,020	$167,846	$163,015

FFO attributable to common stockholders per diluted share	$0.20	$0.14	$0.77	$0.74

Adjusted FFO attributable to common stockholders per diluted share	$0.20	$0.16	$0.86	$0.80

Basic weighted average shares outstanding	189,172	200,185	193,613	201,739
Shares associated with unvested restricted stock awards	776	2,048	839	1,204

Diluted weighted average shares outstanding	189,948	202,233	194,452	202,943

Sunstone Hotel Investors, Inc.

Reconciliation of Net Income to Non-GAAP Financial Measures

Guidance for Full Year 2026

(Unaudited and in thousands, except for per share amounts)

Reconciliation of Net Income to Adjusted EBITDAre

	Year Ended
	December 31, 2026
	Low	High
Net income	$21,000	$46,000
Depreciation and amortization	136,500	136,500
Interest expense	54,500	54,500
Income tax provision	1,000	1,000
Amortization of deferred stock compensation	10,000	10,000
Pre-opening costs	2,000	2,000

Adjusted EBITDAre	$225,000	$250,000

Reconciliation of Net Income to Adjusted FFO Attributable to Common Stockholders

	Year Ended
	December 31, 2026
	Low	High
Net income	$21,000	$46,000
Preferred stock dividends	(16,500)	(16,500)

Net Income attributable to common stockholders	4,500	29,500
Real estate depreciation and amortization	136,000	136,000
Amortization of deferred stock compensation	10,000	10,000
Pre-opening costs	2,000	2,000
Amortization of intangibles, net	500	500

Adjusted FFO attributable to common stockholders	$153,000	$178,000

Net Income attributable to common stockholders per diluted share	$0.02	$0.16

Adjusted FFO attributable to common stockholders per diluted share	$0.81	$0.94

Diluted weighted average shares outstanding	190,000	190,000

Sunstone Hotel Investors, Inc.

Non-GAAP Financial Measures

Hotel Adjusted EBITDAre and Margins

(Unaudited and in thousands)

	Quarter Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Total Portfolio Hotel Adjusted EBITDAre Margin	24.6%	23.0%	25.7%	26.0%

Total Portfolio Hotel Adjusted EBITDAre Margin, excluding Andaz Miami Beach	25.5%	23.3%	26.7%	26.3%

Actual revenues	$236,966	$214,770	$960,126	$905,809
Prior ownership hotel revenues (1)	—	—	—	17,737
Sold hotel revenues (2)	—	(4,117)	(7,448)	(14,135)

Total Portfolio Hotel Revenues	236,966	210,653	952,678	909,411
Andaz Miami Beach revenues (3)	(11,063)	(170)	(18,836)	(4,458)

Total Portfolio Hotel Revenues, excluding Andaz Miami Beach	$225,903	$210,483	$933,842	$904,953

Net income	$7,217	$836	$24,568	$43,262
Non-hotel operating expenses, net (4)	(290)	(360)	(1,261)	(1,240)
Property-level adjustments (5)	76	2,467	7,088	2,952
Corporate overhead	7,369	5,787	31,590	29,050
Depreciation and amortization	34,180	32,666	134,508	124,507
Interest and other income	(3,940)	(1,873)	(10,964)	(13,179)
Interest expense	13,707	10,440	52,965	50,125
Loss (gain) on sale of assets, net	—	—	8,751	(457)
Loss (gain) on extinguishment of debt	—	—	180	(59)
Income tax (benefit) provision, net	(56)	(17)	216	(1,100)

Actual Hotel Adjusted EBITDAre	58,263	49,946	247,641	233,861
Prior ownership hotel Adjusted EBITDAre (1)	—	—	—	7,232
Sold hotel Adjusted EBITDAre (2)	—	(1,597)	(3,049)	(4,638)

Total Portfolio Hotel Adjusted EBITDAre	58,263	48,349	244,592	236,455
Andaz Miami Beach Adjusted EBITDAre (3)	(630)	684	4,668	1,965

Total Portfolio Hotel Adjusted EBITDAre, excluding Andaz Miami Beach	$57,633	$49,033	$249,260	$238,420

(1)

Prior ownership hotel revenues and Adjusted EBITDAre include results for the Hyatt Regency San Antonio Riverwalk prior to the Company’s acquisition of the hotel in April 2024. The Company obtained prior ownership information from the previous owner of the Hyatt Regency San Antonio Riverwalk during the due diligence period before acquiring the hotel. The Company performed a limited review of the information as part of its analysis of the acquisition.

(2)	Sold hotel revenues and Adjusted EBITDAre includes results for the Hilton New Orleans St. Charles, sold by the Company in June 2025.
(3)	Andaz Miami Beach was undergoing a transformational renovation, and results are not comparable to the prior period.
(4)

Non-hotel operating expenses, net include the amortization of hotel real estate-related right-of-use assets and obligations. Non-hotel operating expenses, net also include prior year property tax credits related to sold hotels.

(5)	Property-level adjustments include non-operational and nonrecurring items. Adjustments primarily include pre-opening costs at Andaz Miami Beach.